THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

INVESTMENT COMPANY BOND - BOND CHANGES ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

As of the Effective Date of this endorsement, the Declarations is amended as follows:

Forms and endorsements amended:

IVBB-19005-0116

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, exclusions or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America	Effective Date: 01/24/2023
Policy Number: 106657039

IVBB-19001 Ed. 01-16	Page 1 of 1
© 2016 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ADD OR DELETE INSUREDS ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following amendments are made to ITEM 1 of the Declarations:

1.	The following entities are deleted from the list of Insureds:

2.	The following entities are added to the list of Insureds:

Spirit of America Real Estate Income & Growth Fund

Spirit of America Large Cap Value Fund

Spirit of America High Yield Tax Free Bond Fund

Spirit of America Income Fund

Spirit of America Income and Opportunity Fund

Spirit of America Energy Fund

Spirit of America Utilities Fund

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America
Policy Number: 106657039

IVBB-19005 Ed. 01-16	Page 1 of 1
© 2016 The Travelers Indemnity Company. All rights reserved.